SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Genocea Biosciences, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

372427104

(CUSIP Number)

Kerry Kenny

525 University Ave.

Palo Alto, CA 94301

650-475-0144

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Skyline Venture Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,292,415 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,292,415 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,415 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  These shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and together with Hoffman may share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 17,610,154 shares of the Issuer’s common stock outstanding as of November 3, 2014 as indicated in the Issuer’s 10-Q as filed with the Securities and Exchange Commission on November 11, 2014.

1.	Name of Reporting Persons Skyline Venture Management V, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,292,415 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,292,415 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,415 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  These shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and together with Hoffman may share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 17,610,154 shares of the Issuer’s common stock outstanding as of November 3, 2014 as indicated in the Issuer’s 10-Q as filed with the Securities and Exchange Commission on November 11, 2014.

1.	Name of Reporting Persons John G. Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,292,415 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,292,415 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,415 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  These shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and together with Hoffman may share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 17,610,154 shares of the Issuer’s common stock outstanding as of November 3, 2014 as indicated in the Issuer’s 10-Q as filed with the Securities and Exchange Commission on November 11, 2014.

1.	Name of Reporting Persons Yasunori Kaneko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,292,415 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,292,415 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,415 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  These shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and together with Hoffman may share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 17,610,154 shares of the Issuer’s common stock outstanding as of November 3, 2014 as indicated in the Issuer’s 10-Q as filed with the Securities and Exchange Commission on November 11, 2014.

1.	Name of Reporting Persons Stephen Hoffman, M.D., Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 1,292,415 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 1,292,415 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,292,415 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.3% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners V, L.P. (“SVP V”), Skyline Venture Management V, LLC (“SVM V”), John G. Freund (“Freund”), Yasunori Kaneko  (“Kaneko”) and Stephen Hoffman, M.D., Ph.D. (“Hoffman”, and together with SVP V, SVM V, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  These shares are held by SVP V.  SVM V is the sole general partner of SVP V.  Freund and Kaneko are managing directors of SVM V and together with Hoffman may share voting and dispositive power over the shares held by the SVP V; however, they disclaim beneficial ownership of the shares held by SVP V, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 17,610,154 shares of the Issuer’s common stock outstanding as of November 3, 2014 as indicated in the Issuer’s 10-Q as filed with the Securities and Exchange Commission on November 11, 2014.

Introduction.

Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 1.                          Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Genocea Biosciences, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is: Cambridge Discovery Park, 100 Acorn Park Drive, Cambridge, MA 02140.

Item 2.                          Identity and Background.

(a)         This Statement is filed on behalf of Skyline Venture Partners V, L.P., a Delaware limited partnership (“SVP V”), Skyline Venture Management V, LLC, a California limited liability company (“SVM V”) and John G. Freund (“Freund”) and Yasunori Kaneko (“Kaneko”), collectively the Managing Members of SVM V (the “Managing Members”) and Stephen J. Hoffman (“Hoffman”).  Hoffman is a director of the Issuer.  SVP V, SVM V, the Managing Members and Hoffman are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)         The address of the principal place of business of the Reporting Persons is 525 University Avenue, Suite 520, Palo Alto, CA 94301

(c)          The principal business of SVP V is making venture capital investments.  SVM V’s principal business is acting as general partner of SVP V.  Each of the Managing Members’ principal business is acting as a managing director of SVM V.

(d)         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)           Each of the Managing Members is a citizen of the United States of America.

Item 3.                          Source and Amount of Funds or Other Consideration.

In 2011, SVP V purchased 9,253,255 shares of Series B Preferred Stock.  Upon the closing of the Issuer’s initial public offering on February 10, 2014 (the “IPO Closing”), the Series B Shares automatically converted into 777,584 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

In September 2012 and June 2013, SVP V purchased and an aggregate of 3,140,414 shares of the Issuer’s Series C preferred stock.  Upon the IPO Closing, the Series C Shares automatically converted into 263,900 shares of Common Stock in accordance with the terms of the Issuer’s Amended and Restated Certificate of Incorporation.

On February 5, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-193043) in connection with its initial public offering of 5,500,000 shares of Common Stock was declared effective.

On February 5, 2014, the Reporting Persons purchased 250,931 newly-issued shares of Common Stock (the “IPO Shares”) for an aggregate purchase price of $3,011,172.

The Reporting Persons obtained the amounts required for all purchasers of Pre-IPO shares and IPO Shares from their working capital.

Item 4.                          Purpose of Transaction.

SVP V purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.                                 Interest in Securities of the Issuer.

(a) & (b)  The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of February 5, 2014:

Skyline Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class

SVP V	1,292,415	0	1,292,415	0	1,292,415	1,292,415	7.3%

SVM V	0	0	1,292,415	0	1,292,415	1,292,415	7.3%

Freund	0	0	1,292,415	0	1,292,415	1,292,415	7.3%

Kaneko	0	0	1,292,415	0	1,292,415	1,292,415	7.3%

Hoffman	0	0	1,292,415	0	1,292,415	1,292,415	7.3%

The shares are held by Skyline Venture Partners V, L.P. John G. Freund, M.D. and Yasunori Kaneko, M.D. are Managing Directors of Skyline Venture Management V, LLC, the general partner of Skyline Venture Partners V, L.P., and may be deemed to share voting and dispositive power over the shares held by Skyline Venture Partners V, L.P. Stephen Hoffman, M.D., Ph.D., a member of our board of directors, is a member of Skyline Venture Management V, LLC and may also be deemed to share voting and dispositive power over the shares held by Skyline Venture Partners V, L.P. Each of Drs. Freund, Kaneko and Hoffman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(c)   Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)    Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

On October 21, 2013, the Issuer, SVP V and certain other investors entered into the Fourth Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit 1 hereto. The registration rights granted to SVP V pursuant to the Registration Rights Agreement include the following:

•                  Demand Registration Rights. Following the date that is 180 days after the closing of the IPO, the holders of at least a majority of the Registrable Shares (as defined in the Registration Rights Agreement) may require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), at the Issuer’s expense with respect to the resale of their Registrable Shares so long as the aggregate value of the securities to be sold under the registration statement is reasonably anticipated to be at least $5,000,000, and the Issuer is required to use its best efforts to effect such registration.

•                  Piggyback Registration Rights. If the Issuer proposes to register any of its Common Stock under the Securities Act for its own account or the account of any other holder, the holders of Registrable Shares are entitled to notice of such registration and to request that the Issuer include the Registrable Shares for resale on such registration statement, subject to the right of any underwriter to limit the number of shares included in such registration.

•                  Form S-3 Registration Rights. After the expiration of the 180-day period following the closing of the IPO, one or more holders of Registrable Shares will have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate value of the securities to be sold under the registration statement is reasonably anticipated to be at least $3,000,000, subject to certain exceptions.

Expenses of Registration; Indemnification

The Issuer will pay all expenses relating to any demand, piggyback, or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations

Lock-up Agreement

In connection with the offering, the Issuer, their directors, their officers and stockholders beneficially owning approximately 99.8% of our shares of common stock outstanding as of September 30, 2013 (assuming conversion of all of our outstanding shares of preferred stock and warrants), have agreed with the underwriters not to dispose of or hedge any shares of the Issuer’s common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of the filing of the prospectus, except with the prior written consent of Citigroup Global Markets Inc. and Cowen and Company, LLC, the representatives of the underwriters. The representatives of the underwriters have advised the Issuer that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

Item 7.                          Material to be Filed as Exhibits.

Exhibit A:                                         Joint Filing Statement.

Exhibit B:                                         Fourth Amended and Restated Registration Rights Agreement by and among the Issuer and the parties listed therein dated as of October 21, 2013, a copy of which is incorporated herein by reference from Exhibit 4.5 to the registration statement on Form S-1 originally filed by the Issuer on December 23, 2013, as amended.

Exhibit C:                                         Lockup Agreement, dated as of October 21, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 13, 2015	SKYLINE VENTURE PARTNERS V, L.P.
	BY:	SKYLINE VENTURE MANAGEMENT V, LLC
	ITS:	General Partner

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT V, LLC

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund

	By:	/s/ Kerry Kenny, attorney-in-fact
Yasunori Kaneko

	By:	/s/ Kerry Kenny, attorney-in-fact
Stephen J. Hoffman

EXHIBIT A

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

February 13, 2015	SKYLINE VENTURE PARTNERS V, L.P.
	BY:	SKYLINE VENTURE MANAGEMENT V, LLC
	ITS:	General Partner

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT V, LLC

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund

	By:	/s/ Kerry Kenny, attorney-in-fact
Yasunori Kaneko

	By:	/s/ Kerry Kenny, attorney-in-fact
Stephen J. Hoffman

EXHIBIT C

Genocea Biosciences, Inc.
Public Offering of Common Stock

October           , 2013

Citigroup Global Markets Inc.
Cowen and Company, LLC
As Representatives of the several Underwriters,
c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between Genocea Biosciences, Inc., a Delaware corporation (the “Company”), and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of Common Stock, $0.001 par value (the “Common Stock”), of the Company (the “Offering”).

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of each of Citigroup Global Markets Inc. (“Citigroup”) and Cowen and Company, LLC (“Cowen”, and together with Citigroup, the “Representatives”), offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period from the date hereof until 180 days after the date of the Underwriting Agreement, other than (i) shares of Common Stock disposed of as bona fide gifts where each recipient of a gift of shares agrees in writing to be bound by the same restrictions in place for the undersigned pursuant to this letter for the duration that such restrictions remain in effect at the time of transfer; (ii) exercise of options to purchase shares or Common Stock or the receipt of shares of Common Stock upon the vesting of restricted stock awards disclosed in the Prospectus or any related transfer of shares of Common Stock to the Company (x) deemed to occur upon the cashless exercise of such options or (y) for the purpose of paying the exercise price of such options or for paying taxes due as a result of the exercise of such options or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise or transfer will remain subject to the restrictions of this agreement during the 180-day period referred to above; (iii) transfers of common stock to any affiliate (as such term is defined in Rule

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405 of the Securities Act of 1933, as amended), limited partners, general partners, limited liability company members of stockholders of the undersigned, or if the undersigned is a corporation to any wholly-owned subsidiary of such corporation, provided that in each case (x) the recipient agrees to be bound in writing by the same restrictions set forth herein, (y) no filing under Section 13 or Section16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock shall be required during the 180-day period referred to above, and (z) no filing under Section 13 or Section 16(a) of the Exchange Act shall be voluntarily made by the undersigned or the transferee during the 180-day period referred to above; and (iv) the establishment of a trading plan pursuant to Rule 10b-5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of shares of Common Stock during the restricted period specified in this letter and no filing or other public announcement shall be required during the 180-day period referred to above.  The foregoing restrictions shall not apply to transactions relating to shares of Common Stock acquired by the undersigned in the Offering or in open market transactions subsequent to the closing of the Offering, provided that (i) no filing under Section 13 or Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock shall be required and (ii) no filing under Section 13 or Section 16(a) of the Exchange Act shall be voluntarily made by the undersigned, in the case of both clauses (i) and (ii), during the 180-day period referred to above.  If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing restrictions shall be equally applicable to any issuer-directed shares of Common Stock the undersigned may purchase in the Offering.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

In the event that the Representatives release, in full or in part, any officer, director or equity holder of the Company (a “Stockholder”) from the restrictions of any lock-up agreement signed by such Stockholder with the Underwriters (a “Triggering Release”), then the undersigned shall be released in the same manner from the restrictions of this Agreement (i.e., in an amount equal to the same percentage of the shares of Common Stock being released in the Triggering Release relative to the undersigned’s ownership of Common Stock at the time of the request of the Triggering Release); provided that (i) in order to request a Triggering Release, the Stockholder requesting the Triggering Release must make a request in writing to the Company setting forth the number of shares of Common Stock to be released; (ii) the Company must notify the other Stockholders of the requested Triggering Release within three business days; (iii) any other Stockholder that intends to request a release of a pro rata portion of the shares of Common Stock held by them (the “Pro Rata Stockholders”) must (x) make such a request in writing to the Company and (y) certify in writing to the Underwriters and the Company the total number of shares of Common Stock held by such Pro Rata Stockholder; (iv) the Company must (x) make a request in writing to the Representatives setting forth for the Stockholder requesting the Triggering Release and for each Pro Rata Stockholder the number of shares of Common Stock for which each such Stockholder is requesting a release and (y) provide to the Representatives the total number of shares of common stock of the Company outstanding as of the date of the request of such Triggering Release and certify in writing to the Underwriters that such number is true and accurate.  If the Company

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fails to notify the undersigned within three business days of the request of the Triggering Release, the failure to give such notice shall not give rise to any claim or liability against the Representatives or the Underwriters.

Notwithstanding the foregoing, (i) no release by the Representatives of any shares of Common Stock due to financial hardship will constitute a Triggering Release if the aggregate of such releases granted to any individual Stockholder requesting a release does not exceed $50,000 worth of shares of Common Stock during the Lock-Up Period (such value to be calculated using the closing or last reported sale price of the Common Stock on the day of each such release) (for the avoidance of doubt, each individual affiliate of the undersigned that is a party to a separate lock-up agreement with the Underwriters shall be treated as a separate Stockholder); (ii) if the release, in full or in part, of any shares of Common Stock from the restrictions of its lock-up agreement is in connection with a follow-on offering of common stock (the “Follow-On Offering”), then the shares of Common Stock held by the undersigned shall be released only if the undersigned enters into a new lock-up agreement with the underwriters with respect to the shares of Common Stock that are not being released, upon terms and conditions reasonably satisfactory to the Underwriters but with restrictions that will be no more restrictive than those set forth herein and only to the extent that the undersigned agrees to participate as a selling stockholder in the Follow-On Offering and to sell any of the shares of Common Stock released from the restrictions of this agreement in such Follow-On Offering; and (iii) the Representatives shall not release, in full or in part, any Stockholder from the restrictions of any lock-up agreement signed by such Stockholder with the Underwriters unless such Stockholder shall have first made a request pursuant to the clause (i) of the preceding paragraph.

This agreement shall automatically terminate upon the earliest to occur, if any, of (i) the date that the Company advises the Representatives, in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, (ii) the date of termination of the Underwriting Agreement if prior to the closing of the Offering, or (iii) September 30, 2014 if the Offering has not been completed by such date.

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Yours very truly,

(Name of Officer, Director or Shareholder - Please Print)

(Signature)

(Name of Signatory if Shareholder is an entity - Please Print)

(Title of Signatory if Shareholder is an entity - Please Print)

Address: